[SunTrust Letterhead]

May 5, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Irving

Re:    SunTrust Banks, Inc. (File No. 001-08918)

 Form 10-K for the Year Ended December 31, 2009

 Filed February 23, 2010

Mr. Irving:

We have set forth below our responses to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) in the letter from the Staff dated April 23, 2010, pertaining to the SunTrust Banks, Inc. (the “Company”) Form 10-K for the year ended December 31, 2009. For your convenience, we have listed our responses in the same order as the Staff’s comments were presented and have repeated each comment in bold face type prior to our response. Additionally, concurrent with this submission, we have filed our first quarter Form 10-Q, which considered the Staff’s comments below.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 33

Comment 1

We note your reference to interest reserves in the second paragraph on page 34. Please tell us and revise your future filings to disclose the following with respect to the establishment of such reserves:

•	Disclose the amount of such loans and the accompanying interest reserves as of each period-end;

•	Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;

•	Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;

•	Describe your underwriting process for loans with interest reserves, and any specific differences in how you underwrite loans with interest reserves and loans that do not have interest reserves; and

David Irving

Securities and Exchange Commission

May 5, 2010

•	Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Response

By Company policy, interest reserves are required for commercial construction loans and land development loans; however, interest reserves are discouraged, and therefore not routinely employed, in conjunction with loans secured by undeveloped residential or commercial land and residential construction loans. At March 31, 2010, outstanding commercial construction loans and land development loans totaled $3.0 billion, and were evenly split between commercial construction loans and land development loans. Approximately 90% of commercial construction loans had interest reserves, and approximately 20-25% of land development loans had interest reserves. Please note that the amount of actual interest reserves would be a fraction of these outstanding loan balances.

Land development and commercial construction loans are managed by a division of the Company that is independent of the lending function. This department monitors construction and development activity, reviews funding requests and disburses funds, as appropriate. As part of its review process, it tracks progress against expectations and the sufficiency of funds to complete the project, including interest reserves, if any. If the funds necessary to complete a project (including interest) are deemed insufficient, then often a request for additional equity would be made prior to any further advances.

Interest reserves, and their adequacy, are reviewed on a regular basis. If interest reserves are deemed inadequate or the project, borrower, or guarantor performance is otherwise threatened, an assessment is undertaken regarding continued funding of the interest reserve and the credit classification of the loan. If full repayment of a loan is in question, the loan will be placed on nonaccrual regardless of the availability of an interest reserve and the utilization of the interest reserve to pay interest ceases.

We do not extend or renew the maturity of loans to maintain them in a performing status. Renewals are only entertained for situations in which the property, borrower, and guarantor have been evaluated on an individual basis. Based on this assessment, renewed loans are structured based on the borrower’s demonstrated financial capacity to repay the loan in full. If full collection of a loan is in doubt, it is transferred to the Special Assets Division and, if appropriate, placed on nonaccrual while collection is pursued. The Company will not advance interest to keep the loan accruing if full collection of all amounts owed is in doubt. If full collectability is in doubt, the loan is placed into nonaccrual.

As it relates to commercial construction loans collateralized by income producing properties, interest reserves are structured to bridge the time gap to project completion and stabilization. As it relates to land development loans, interest reserves are structured to carry the project through completion and/or the point at which sales are projected to cover all expenses, including interest.

David Irving

Securities and Exchange Commission

May 5, 2010

Given the immaterial balance of loans with interest reserves, as well as the current market environment in which origination of these types of loans is infrequent, we believe our disclosure in the Form 10-K was appropriate. We have repeated this disclosure in our first quarter Form 10-Q within the “Loans” section of the MD&A which reads as follows:

“Due to the lack of new construction projects and the completion of many that were previously started, the aggregate amount of interest reserves that we are obligated to fund is down from prior periods and not considered material relative to total loans outstanding.”

Comment 2

Please revise future filings to disaggregate the allocation of the allowance for loan and lease losses in Table 8 to provide a greater level of granularity, consistent with the level of granularity provided elsewhere throughout the annual report (such as the level of granularity provided by Table 5) as required by Item 4b of Guide 3. Show us what your disclosure will look like in your response.

Response

We have provided additional granularity regarding the allocation by loan type of the allowance for loan losses within the “Allowance for Credit Losses” section of our first quarter MD&A. The presentation provided below disaggregates the “real estate” caption provided in our Form 10-K into two components: construction and commercial real estate and residential real estate. We believe this presentation more closely aligns with how our allowance for loan losses is developed, which is an approach that is consistent with the FASB’s “portfolio segment” concept encompassed in its proposed standard regarding expanded credit quality disclosures, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses”. We believe it is more appropriate to provide this level of information in our Forms 10-Q throughout 2010 in order to enable a more effective transition upon the likely adoption of the new credit quality standard in our December 31, 2010 Form 10-K.

ALLL by Loan Type (in millions)	March 31, 2010	December 31, 2009
Commercial	$592	$650
Construction and Commercial Real Estate	735	648
Residential Real Estate	1,636	1,620
Consumer	213	202

Total	$3,176	$3,120

Loan Types as a Percent of Total Loans	March 31, 2010	December 31, 2009
Commercial	29%	29%
Construction and Commercial Real Estate	18	19
Residential Real Estate	41	41
Consumer	12	11

Total	100%	100%

David Irving

Securities and Exchange Commission

May 5, 2010

Comment 3

Please revise future filings to present ‘restructured loans (accruing)’ and ‘accruing loans past due 90 days or more’ in Table 10 into buckets that provide a greater level of detail (such as 90-120 days, 120-180 days, 180-365 days and 365+ days). Also, please disaggregate loans included in these categories consistent with the level of granularity provided elsewhere throughout the annual report (such as the level of granularity provided by Table 5). Show us what your disclosure will look like in your response.

Response

As disclosed in our Form 10-K and discussed further in our response to the Staff’s Comment 6, our accruing troubled debt restructurings are almost exclusively first and second lien residential mortgages and home equity lines of credit. Additionally, we disclose that approximately 85% of these loans are current. As supplemental information for the Staff’s consideration, only $32 million and $49 million of the troubled debt restructurings as of March 31, 2010 and December 31, 2009, respectively, were 90+ days past due and all of these loans were residential mortgages. Due the insignificant balance of 90+ days past due troubled debt restructurings and the disclosures provided elsewhere in our Form 10-K and first quarter Form 10-Q, we do not believe further disclosures are necessary.

The following tables display accruing loans past due 90+ days or more as of March 31, 2010 and December 31, 2009 by loan type. As disclosed in our Form 10-K and first quarter Form 10-Q, approximately 90% of these balances are fully insured by the FHA and VA or are federally guaranteed. As a result, the delinquency status of these loans is not an indication of credit loss exposure to the Company; therefore, we believe it would be misrepresentative to display the more granular past due and loan type information as expanding these disclosures would imply increased relevance of the information.

Accruing Loans Past Due 90+ Days

As of March 31, 2010

(in millions)	90-119 days	120-179 days	180-365 days	365+ days	Total
Residential	$166	$492	$193	$157	$1,008
Consumer	82	117	169	34	402
Commercial	8	1	4	1	14
Comm. RE	38	11	1	1	51

Total	$294	$621	$367	$193	$1,475

Accruing Loans Past Due 90+ Days

As of December 31, 2009

(in millions)	90-119 days	120-179 days	180-365 days	365+ days	Total
Residential	$176	$379	$363	$138	$1,056
Consumer	72	99	166	39	376
Commercial	9	3	9	0	21
Comm. RE	35	5	7	0	47

Total	$292	$486	$545	$177	$1,500

David Irving

Securities and Exchange Commission

May 5, 2010

Non-Performing Assets, page 38

Comment 4

We note your disclosure that you are aggressively pursuing modifications when there is a reasonable chance that the modification will allow the client to continue to remain in their home. Please tell us and revise your future filings to provide a brief description of your residential mortgage loan modification programs, including whether they are long or short-term and your own programs or government-sponsored programs. Quantify the amounts of loans that have been modified using each type of workout strategy in each period presented.

Response

Our residential loan modification programs are exclusively proprietary based programs. The modifications are all long-term in nature and consist of maturity extensions as well as interest rate reductions. We rarely forgive principal, and in those rare situations, the forgiveness is treated as a charge-off and the loan is placed on nonaccrual. We classify loans that have received these types of modifications as troubled debt restructurings. Table 6 of both the Form 10-K and first quarter Form 10-Q discloses the percentage of accruing and nonaccruing troubled debt restructurings by applicable loan type.

Comment 5

We note your disclosure that total nonperforming assets are affected by the time it takes to complete the foreclosure process and that you noted an increase in the amount of time it takes to foreclose upon residential real estate in Florida. Please tell us and revise your future filings to disclose the average length of the foreclosure process in Florida.

Response

Based on an analysis of single family 1-4 family residence foreclosed properties from January 2009 through March 2010, the average length of time between when we commence the foreclosure process, which is generally 120 days past due, to the foreclosure sale date was approximately 1.25 years and in many situations extended beyond 2 years. We have expanded the disclosures included in our Form 10-K by disclosing the following in the “Nonperforming Assets” section of the MD&A in our first quarter Form 10-Q.

“Real estate related loans comprise a significant portion of our overall nonperforming assets portfolio as a result of the U.S. housing market correction and the related decline in the values of residential real estate. Because of the time it takes to complete the foreclosure process, particularly in judicial foreclosure areas such as Florida where the average period of time to foreclose was approximately 1.25 years and in many situations has extended beyond 2 years, we have experienced and may continue to experience delays in the resolution of real estate related loans within the nonperforming assets portfolio.”

Comment 6

Please tell us and revise your future filings to quantify the type of concessions made on troubled debt restructurings (reduction in interest rate, payment extensions, forgiveness of principal, etc) and discuss your success with the different types of concessions.

Response

Within the “Nonperforming Assets” section of our MD&A in both the Form 10-K and first quarter Form 10-Q, we indicate that our troubled debt restructurings are almost exclusively first and second lien residential mortgages and home equity lines of credit. Our disclosures also indicate that our primary restructuring methods are reductions in interest rates and extensions in terms. Approximately 80% of our total troubled debt restructurings related to loans in which the interest rate was reduced and the term was extended. Our disclosures also indicate the percentage of accruing and nonaccruing troubled debt restructurings that are current, which is approximately 85% and 40%, respectively, with approximately 70% being current in total. In approximately 2% of the cases, the modification was limited to a term extension only, in which case the percentage of modified loans that are current declines to approximately 50%. In situations where the modification was limited to an interest rate reduction only, approximately 75% of those loans are current. Despite the success in a large majority of the modified loans remaining current, our disclosures indicate that we anticipate that some of the restructured loans will eventually default. We believe that our first quarter Form 10-Q adequately describes the types of concessions made on troubled debt restructurings, as well as the performance of these loans.

David Irving

Securities and Exchange Commission

May 5, 2010

Comment 7

Please tell us and revise your future filings to disclose your six month re-default rate on troubled debt restructurings for each period presented and describe your methodology for calculating this rate. Alternatively, tell us why you do not believe disclosure of this rate provides useful information to your investors.

Response

There is not a standard industry measure for re-default rates. Generally, we analyze re-default rates based on a period of six months or more from the original modification date and compare that balance of troubled debt restructurings to the total balance of troubled debt restructurings that have aged six months or more. Default is defined based on the loan ever being 60 days past due, post the modification.

In applying this measure to our portfolio of accruing troubled debt restructurings, approximately 80% of the loans have not re-defaulted. As discussed further in our response to the Staff’s Comment 6, these results are generally consistent with our overall delinquency rates. Therefore, we believe a more useful disclosure is to simply provide the delinquency status of the existing accruing and nonaccruing troubled debt restructurings, which we provided in our first quarter Form 10-Q. Until a standard re-default measure is developed, we believe our disclosure is more meaningful to the readers of our financial information.

Comment 8

We note the statement in your Q4 Earnings Call that given conditions in the commercial real estate (CRE) market, you expect stress and credit losses in this portfolio. Further, you state you are proactively working with clients to strengthen loan structure and to address future maturities as appropriate. Please tell us and revise your future filings to provide more detail about these workouts and the impact on your financial statements resulting from accounting. For example, disclose:

•	the types of actions you are taking to strengthen loan structures;

•

how you are addressing future maturities, for example, if you are extending the terms of the loans at their maturity dates, tell us about the types of extensions being made (ex: average length of extension) and whether loan terms are being adjusted from their original terms;

David Irving

Securities and Exchange Commission

May 5, 2010

•	the amounts of loans modified using these workouts strategies for each period presented;

•	how you consider whether the modified loans are impaired for purposes of determining the related ALLL, including your consideration of the existence of any guarantees; and

•	how you consider whether the modified loans are troubled debt restructurings.

Response

We have a rigorous and ongoing review process regarding our income producing commercial real estate loan portfolio that is programmatic in nature. We have performed stress tests on the portfolio to identify which loans have near term maturities and/or are most vulnerable to declining income, values, etc. and have proactively reached out to our clients to explore modification alternatives (all at market rates, structures and terms) to address observed weaknesses so that the clients would have a higher likelihood of continuing to perform.

At March 31, 2010, approximately $2.3 billion of loans collateralized by income producing properties were scheduled to mature within one year, of which $474 million, or 23%, were construction loans. Approximately 80% of income producing property loans maturing within one year had current LTV ratios of 80% or less, according to the most recent valuation and approximately 30% had LTV ratios of 65% or less.

Income producing property loans totaling $4.9 billion were scheduled to mature within three years, of which $1.4 billion, or 28%, were construction loans. Approximately 85% of income producing property loans maturing within three years had current LTV ratios of 80% or less, according to the most recent valuation and approximately 30% had LTV ratios of 65% or less.

Income producing property loans were generally conservatively underwritten with prudent LTV ratios, debt service coverage ratios, etc. In addition, the vast majority of our loans are fully or partially guaranteed. Guarantees provide both financial cushions and personal commitments to support our loans. In addition to the underwriting criteria applied at origination, several actions have been taken to fortify our loan positions in the face of declining property values and the dearth of market liquidity, e.g., right-sizing loan commitments (pay downs), obtaining additional collateral, creating cash reserves, improving guarantees, etc. These efforts serve to improve our income producing property loans’ ability to perform through the cyclical downturn in values.

For loans to borrowers experiencing financial difficulties, the Company has established a process to review loan modifications to ensure application of the appropriate accounting treatment, including classification as a troubled debt restructuring.

In response to the Staff’s request to provide additional disclosure regarding our CRE workout strategies, our first quarter Form 10-Q included the following additional information in the “Loans” section of MD&A.

David Irving

Securities and Exchange Commission

May 5, 2010

“Given the stresses in the commercial real estate market, we have performed a thorough analysis of our commercial real estate portfolio in order to identify loans with an increased risk of default. Where appropriate, we have taken prudent actions with the client to strengthen our credit position. These actions reflect market terms and structures and are intended to improve the client’s financial ability to perform. To date, a de minimis number of commercial real estate loan modifications have constituted troubled debt restructurings because the overall revised terms of the modifications were not deemed to be concessionary and reflect current market terms. Impaired loans are assessed relative to the client’s and guarantor’s, if any, abilities to service the debt, the loan terms, and the value of the property; these factors are taken into consideration when formulating our ALLL through our credit risk rating and/or specific reserve setting processes.”

Comment 9

Please tell us and revise your future filings to disclose whether you have performed any CRE workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;

•

Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

•

Clarify whether the B note is immediately charged-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

•	Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

•	Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.

Response

As of March 31, 2010, there were two troubled debt restructured loans totaling $16 million involving commercial real estate transactions where an A/B structure was employed. The “A” notes totaled $12 million and were structured using traditional, market based underwriting standards with regard to LTV, debt service, interest rates, payment, etc. The “B” notes totaled $4 million and included some non-market terms, such as an interest-only period. All notes were nonaccrual at March 31, 2010.

David Irving

Securities and Exchange Commission

May 5, 2010

If structured appropriately and if certain conditions are met, an “A” note may be returned to accruing status. For this to occur, the restructured “A” note must demonstrate sustained performance at the revised, market terms for at least six months; such documented performance can occur immediately prior to or after the date of the formal restructure. In addition, the troubled debt restructuring classification can be removed once the performing loan has been classified as a troubled debt restructuring over the Company’s year-end. Because “B” notes typically represent the portion of the original debt upon which concessions have been granted and their ultimate collectability may be uncertain, they are typically charged-off upon consummation of a troubled debt restructuring. However, exceptions may occur if, for example, the “B” note is adequately secured by different collateral than the “A” note and ultimate repayment is anticipated. If not charged-off, “B” notes are classified as nonaccrual troubled debt restructurings and are appropriately reserved through the allowance for loan losses process. The two nonaccruing “B” notes referenced above have received such treatment.

Given the insignificant usage of the A/B note structure for troubled commercial real estate transactions as of March 31, 2010, we do not believe it to be useful to provide further disclosure in our future filings at this time. Should this loan modification structure become more prevalent and significant, we will evaluate whether expanded disclosures would be appropriate.

Comment 10

Please tell us whether you have noticed an increase in loan categories such as commercial real estate or construction loans that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, tell us and revise your future filings to disclose:

•

The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent; To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

•

In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•

How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

David Irving

Securities and Exchange Commission

May 5, 2010

Response

As described in the Company’s response to the Staff’s Comment 8, we have performed a rigorous and ongoing review of our income producing loan portfolio that is programmatic in nature. We have performed stress tests of the portfolio to identify which loans are most vulnerable to declining income, values, etc., and we have proactively reached out to our clients to renegotiate terms of their loans (all at market rates, structures and terms) so that they have a higher likelihood of continuing to perform.

Our approach to modifications and/or workouts depends on the unique situation of the borrower. For example, cash flow may be temporarily impaired or permanently impaired, which would dictate a differing approach to a potential restructuring. Material borrower/guarantor resources may or may not exist that can support the transaction. Additional collateral may exist that can be pledged, sold or refinanced to reduce debt. Resolution strategies are tailored to specific sets of circumstances and can range from minor interventions to major restructurings. To be classified as a troubled debt restructuring, the borrower must be experiencing financial difficulties and an economic concession must be granted. Modifications made to loans to creditworthy borrowers are not classified as troubled debt restructurings. The desired outcomes are, obviously, the ones where we can develop mutually beneficial terms that protect the Company’s interest, as well as support the client’s needs and financial capability.

The financial condition of a guarantor on a global basis is reviewed on at least an annual basis and includes an analysis of all projects, cash flow statements, contingent debt and assessment of property values utilizing the Company’s underwriting and analytic parameters. We decide to pursue a guarantor based upon the known resources that are available. Pursuit of guarantors can occur prior to foreclosure or after foreclosure; the circumstances where we would not seek to enforce the guarantee are limited, and would probably not be enforced only when the guarantor has declared bankruptcy and/or has limited or no resources available.

For loans where the carrying value exceeds the estimated expectation of remaining cash flows, a number of factors are considered to assess impairment, including underlying cash flow, guarantor or other borrower resources, as well as the ability and willingness of guarantors to support a transaction. Commercial real estate loans which are collateral dependent and the carrying value is in excess of the appraised value are charged-off to an appropriate level if the amount of the charge-off is estimable and the timing is known. If the timing and/or amount of loss are not estimable, then appropriate reserves are established either through the Company’s risk rating process or through the specific reserve process.

Comment 11	If you have short-term modification programs, please tell us and revise your future filings to explain how you consider whether the modified loans are troubled debt restructurings.

Response

We typically do not employ short-term modification programs in the commercial real estate and residential real estate loan portfolios. The Company will enter into short-term forbearance agreements, as appropriate, to bridge to longer term solutions; however, short-term modifications are inconsistent with our approach to risk management of problem loans.

David Irving

Securities and Exchange Commission

May 5, 2010

Notes to the Financial Statements

Note 1 – Significant Accounting Policies

Loans, page 87

Comment 12

We note the statement in your Q4 Earnings Call that accruing troubled debt restructurings include accounts that were accruing at the time of the modification. Further, we note your disclosure on page 23 that accruing restructured loans increased $1.2 billion during 2009, due to your taking proactive steps to responsibly modify loans. Given the increasing amounts of restructures loans and the fact 60% of your restructures loans are still accruing at year end, please tell us and revise your future filings to clearly and comprehensively discuss your nonaccrual policies for restructured loans.

•	Specifically disclose all the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest.

•

For your troubled debt restructurings that accrue interest at the time the loan is restructured, tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to prudent modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms.

•

For your troubled debt restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

Response

As previously discussed, our accruing troubled debt restructurings are almost exclusively first and second residential mortgage loans and home equity lines of credit. Our loss mitigation department evaluates the collectability of these types of loans and after a careful analysis of the borrower’s financial condition the loss mitigation department determines if a modification is appropriate. The analysis performed includes the borrower’s monthly cash flows and recent payment performance. A modification plan is developed through interest rate reductions and/or term extensions to modify the monthly payment to an affordable level for the borrower. As disclosed in our Form 10-K, if the analysis demonstrates a loss of income such that the client cannot reasonably support even a modified loan, we pursue short sales and deed-in-lieu arrangements. Generally, a charge-off is recorded upon the client becoming 180 days past due or as a consequence of bankruptcy, short sale, or deed-in-lieu, and the loan from that point forward is on nonaccrual.

As previously discussed, approximately 85% of our accruing troubled debt restructurings are current. We monitor the performance of the restructured loans, including delinquency status and accrued interest, and appropriately consider the increased risk of default in our allowance for loan losses.

David Irving

Securities and Exchange Commission

May 5, 2010

The following is an updated excerpt from Note 1, “Significant Accounting Policies – Loans” of our Form 10-K, which was also included in Note 1 of our first quarter Form 10-Q.

“Troubled debt restructurings are loans in which the borrower is experiencing financial difficulty and the Company has granted an economic concession to the borrower. To date, the Company’s troubled debt restructurings have been almost exclusively first and second lien residential mortgages and home equity lines of credit. Prior to modifying a borrower’s loan terms, the Company performed a careful evaluation of the borrower’s financial condition and ability to service the modified loan terms. The types of concessions granted are generally interest rate reductions and/or term extensions. If a loan is accruing at the time of modification, the loan remains on accrual status and is subject to the Company’s charge-off and nonaccrual policies. See the “Allowance for Loans and Lease Losses” policy within this footnote for further information regarding these policies. If a loan is on nonaccrual status before it is determined to be a troubled debt restructuring then the loan remains in nonaccrual status. Troubled debt restructurings may be returned to accrual status if there has been at least a six month sustained period of repayment performance by the borrower. Upon sustained performance and classification as a troubled debt restructuring over the Company’s year end, the loan will be removed from troubled debt restructuring status as long as the modified terms were market based at the time of modification. Generally, once a single 1-4 family residential related loan becomes a troubled debt restructuring, it is probable that the loan will likely continue to be reported as a troubled debt restructuring until it ultimately pays off.”

Allowance for Loan and Lease Losses, page 88

Comment 13

Please tell us and revise your future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustment you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Response

We obtain estimates of value on collateral dependent commercial and residential real estate loans in accordance with regulatory guidelines and Company policy. The Company uses numerous sources of information in order to make an appropriate evaluation of a property’s value. Those sources include appraisals, broker price opinions, sales of properties in foreclosure, and automated valuation models. Additionally, we have in-house property valuation professionals who have the expertise to assess the value of specific properties. In addition to the sources of information cited above, our valuation professionals also estimate value based on site visits, property specific financial analysis, market information, third party price indications, list price, the Case-Shiller house price index, and other market information. We monitor the age of our value estimate and when necessary, obtain updated third party valuations or utilize the expertise of our valuation professionals to update the value estimate, as appropriate, utilizing the sources of value referenced above. The following is a summary of the guidelines we use to estimate the value of collateral dependent commercial and residential real estate loans.

David Irving

Securities and Exchange Commission

May 5, 2010

Commercial Real Estate Loans

Per bank regulation and Company policy, an acceptable appraisal or evaluation is required prior to funding a new real estate secured loan. An acceptable appraisal or evaluation is one that meets regulatory and internal policy standards and is ordered and approved, or prepared by qualified personnel in the independent commercial real estate valuation division of the Company.

Unless otherwise exempted, appraisals are required for new business loans (owner-occupied) greater than $1,000,000 and investment real estate loans greater than $250,000. They are also typically obtained for real estate assets upon which the bank is foreclosing. Where an appraisal is not required by bank regulation or Company policy (e.g., business loans (owner-occupied) of $1,000,000 or less and investment real estate loans of $250,000 or less) an evaluation must be prepared/approved by the independent valuation division. Updated evaluations may also be prepared for subsequent transactions, such as renewals or modifications. Independent valuation personnel can unilaterally choose to obtain an appraisal in lieu of an evaluation based upon property characteristics or market conditions.

On at least an annual basis, relationship managers are required to review collateral values, and the resulting loan to value ratios are considered in the Company’s risk rating process, which affects the allowance for loan and lease losses. Additionally, collateral values are reviewed when the loan’s credit quality materially deteriorates. Perceived changes to collateral value are discussed with credit officers and the independent valuation division to determine the most appropriate course of action regarding valuation.

Residential Real Estate Loans

Per bank regulation and Company policy, an acceptable appraisal or evaluation is required prior to funding new consumer loans secured by real estate. An acceptable appraisal or evaluation is one that meets regulatory and internal policy standards and is ordered by designated independent personnel.

Unless otherwise exempted, appraisals are ordered for all new consumer loans secured by residential property greater than $250,000. Where an appraisal is not required by bank regulation or Company policy (e.g., consumer loans secured by residential property of $250,000 or less) an evaluation must be obtained. These evaluations are based on various automated valuation tools, such as automated valuation models, Valuenet, etc.

Appropriate valuations on consumer loans secured by real estate, as dictated by bank regulation and Company policy, are also obtained at other critical junctures, such as upon modification, upon achieving certain delinquency milestones, and upon foreclosure.

Our quarterly allowance for loan losses process estimates the incurred loss severity in the event of default of a borrower. Loss severity is estimated based on risk ratings or updates in value through these various information sources.

David Irving

Securities and Exchange Commission

May 5, 2010

The following is an updated excerpt from Note 1, “Significant Accounting Policies – Allowance for Loan and Lease Losses” of our Form 10-K, which was also included in Note 1 of our first quarter Form 10-Q.

Allowance for Loan and Lease Losses

“The Company’s charge-off policy meets or is more stringent than regulatory minimums. Losses on unsecured consumer loans are recognized at 90-days past due compared to the regulatory loss criteria of 120 days past due. Secured consumer loans, including residential real estate, are typically charged-off between 120 and 180 days past due, depending on the collateral type, in compliance with the FFIEC guidelines.

For commercial real estate loans secured by property, an acceptable appraisal or other form of evaluation is obtained prior to the origination of the loan. Updated evaluations of the collateral’s value are obtained at least annually, or earlier if the credit quality of the loan deteriorates. Changes in collateral value affect the ALLL through the risk rating process.

For mortgage loans secured by residential property where we are proceeding with a foreclosure action, we obtain a new valuation prior to 180 days past due and, if required, write the loan down to fair value, net of estimated selling and holding costs. Estimated valuations are based on appraisals, broker price opinions, recent sales of foreclosed properties, or automated valuation models. The value estimate is based on an orderly disposition and marketing period of the property. In the event we decide not to proceed with a foreclosure action, we charge-off the full balance of the loan. If a loan remains in the foreclosure process for 12 months past the original charge-off, typically at 180 days past due, we obtain a new valuation and, if required, write the loan down to the new valuation, less estimated selling and holding costs. At foreclosure, a new valuation is obtained and the loan is transferred to OREO at the new valuation less estimated selling and holding costs; any loan balance in excess of the transfer value is charged-off. Estimated declines in value of the residential collateral are captured in the ALLL based on changes in the house price index at the metropolitan statistical area or other market information.”

Note 11 – Certain Transfers of Financial Assets, Mortgage Servicing Rights and Variable Interest Entities, page 104

Comment 14

We note the adoption of FAS 166/167 (ASC 860-10 and 810-10) did not change your prior conclusions that certain commercial and corporate loan VIEs should not be consolidated. Further, we note you consolidated $300 million of the $2.6 billion of assets that were previously unconsolidated as a result of the adoption of ASC 810-10. Please provide your accounting analysis supporting why you do not believe that you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to these entities and b) the powers to direct the activities that most significantly impact the economic performance of these entities that would together provide a controlling financial interest in these entities for the assets not consolidated. Additionally, describe any structural differences between the VIEs that were consolidated and those that were not to support your analysis.

Response

The Company has involvement with certain Collateralized Loan Obligation Issuer entities (the “CLO(s)”) which primarily invest in a diversified portfolio of loans made to corporate obligors, high yield bonds, mezzanine loans, and senior secured floating rate notes. Each of the CLOs was financed with approximately 92% in Notes (debt) and 8% in Preference Shares. No structural differences exist between these CLOs, except that the Company is entitled to an additional performance based fee in the CLO that the Company consolidated. This exception is discussed separately below. The Company’s involvement with each of these CLOs is similar, in that the Company may own a portion of the Preference Shares and acts as Collateral Manager for all of these CLOs, with the only economic differences being the ownership a senior interest in the Notes in the CLO that the Company consolidated.

David Irving

Securities and Exchange Commission

May 5, 2010

Ownership of the Preference Shares is dispersed among several investors in each of the CLOs, with the Company retaining anywhere from 0%-20% of the Preference Shares. The Preference Shares owned by the Company are classified as trading assets on the Company’s consolidated balance sheet and are measured at fair value with changes in fair value recorded in the income statement. Due to the poor performance of the underlying collateral and loss expectations for non-investment grade credits, the Company, in the first quarter of 2009, wrote the carrying value of all of the Preference Shares owned by the Company to $0. The poor performance of the collateral has continued, such that the Company expects no more than a de minimis potential for future cash flows.

A subsidiary of the Company serves as Collateral Manager for these CLOs and, as such, directs the investment activity of the CLOs. As Collateral Manager, the Company is eligible to receive a Senior Fee, ranging by CLO, from 15 basis points to 20 basis points of the Assets Under Management, as defined in the Indenture Agreement, and a Subordinate Fee, ranging by CLO, from 18 basis points to 35 basis points of the Assets Under Management, for a total potential compensation of 35 basis points and 50 basis points, depending on the CLO. Due to the senior/subordinated fee structure, substantially all of the fees do not have the same seniority as operating liabilities in the normal course of the CLO’s activities; as a result, the Collateral Manager Senior and Subordinate fees represent variable interests in the CLOs, based on the guidance provided in ASC 810-10-55-37, as amended by ASU 2009-17.

As Collateral Manager, the Company concluded that it had the power to direct the activities of the CLO entities that most significantly impact the CLO’s economic performance; however, the Company concluded that it did not have a controlling financial interest on the basis of ASC 810-10-25-35A because the Company does not have the obligation to absorb losses or rights to receive benefits that could potentially be significant to these CLOs, except for one of the CLO entities as discussed further below.

Because no single factor is determinative in concluding on whether a variable interest could be significant, the Company considered all relevant facts and circumstances relating to the terms of the Company’s involvement with each CLO to evaluate the potential significance of our variable interests to the VIE. The following key factors support the conclusion that the Company does not have the obligation to absorb losses or have rights to receive benefits that could potentially be significant to these CLO entities.

•

The Company is one of many holders of Preference Shares in each CLO; therefore, individually, the Company does not have the obligation to absorb losses or have rights to receive benefits that are potentially significant. The CLOs were financed with approximately 8% Preference Shares and the Company’s maximum ownership of the Preference Shares is 20%, or less than 2% (20%x8%) of the total capital structure of the CLO, while the Note Holders alone are exposed to 92% of the losses and benefits.

David Irving

Securities and Exchange Commission

May 5, 2010

•

The residual Preference Shares owned by the Company were written off to $0 during the first quarter of 2009 based on the poor performance of the underlying collateral and loss expectations related to non-investment grade credits. The potential to receive future cash flows from our interest in Preference Shares is de minimis, which is an expectation that we believe will continue throughout the remainder of the life of the entities. In addition, the Company is not exposed to any additional downside risk associated with its ownership of the Preference Shares. Any further losses on the assets held by the CLO entities will be borne by the Note Holders.

•

The Company does not believe that the Collateral Manager fees, in isolation or in aggregate with the interest in Preference Shares, are significant to any of the CLOs. The senior and subordinated Collateral Manager fee structure is designed as compensation for services provided as Collateral Manager at amounts that are commensurate with the level of effort required to provide those services, and the Collateral Manager fee is considered adequate compensation to cover the expenses of managing the portfolios. The fees are market-based and are consistent with other collateral management fees in other structures based on our market intelligence and review of other similar deal documents.

•

Because the Preference Shares appropriately carry a fair value of $0, the Company’s ongoing downside risk is limited to a possible decline in its Subordinated Fee of 18 basis points to 35 basis points, as it is unlikely that any losses would occur on the Senior Fee since it is paid along with operating expenses in the priority of payments.

•

The Company has no implicit or explicit obligations or guarantees to fund any losses of the CLOs, has not previously provided support to the CLOs, has not waived fees that were otherwise due to us and does not have any plans to do so.

•	The Company does not have any other interests that absorb a disproportionate share of losses.

Each of the factors above support that the Company does not have the right to receive benefits or the obligation to absorb losses that could potentially be significant. The Company is simply providing asset management services to the CLO investors. The fee structure is created to provide appropriate compensation to the decision-maker for managing the underlying collateral in a manner that is consistent with the Collateral Manager Agreement. While the investors do not have substantive kick-out rights, the Company performs these services based on mutually agreed-upon terms.

David Irving

Securities and Exchange Commission

May 5, 2010

As noted above, there is one exception to the analysis above. In this sole circumstance, the Company’s economic involvement with one CLO differs where, in addition to ownership of 15% of the Preference Shares and its rights to 50 basis points in Collateral Manager fees, the Company is also entitled to a Performance Incentive Fee equal to 20% of the excess cash after the Preference Shares have earned an IRR of 12%. The Preference Shares, Senior and Subordinate Collateral Manager Fees, and Performance Incentive Fee are all variable interests. Additionally, the Company’s multi-seller conduit, Three Pillars, which was consolidated under the amended VIE consolidation accounting guidance, owns the Class A-2 debt tranche of the CLO, which has an outstanding principal amount of approximately $27 million. Consequently, the Company’s ownership of the Class A-2 tranche, combined with the Collateral Manager fees, including the Performance Incentive Fees, and the Preference Shares, provides the Company with a combination of variable interests that could be potentially significant to the CLO. As such, the combination of the rights to receive benefits or obligations to absorb losses that could be potentially significant to the CLO and the power to direct the activities as Collateral Manager led the Company to conclude it is this CLO’s primary beneficiary. Effective January 1, 2010, the Company consolidated $307 million in total assets and $279 million in net liabilities, after the intercompany elimination of the Class A-2 interest.

Please see our first quarter Form 10-Q, Note 6, “Certain Transfers of Financial Assets – Commercial and Corporate Loans” where the required disclosures from ASC 810-10-50 with respect to the CLOs are provided.

Comment 15

We note the adoption of FAS 166/167 (ASC 860-10 and 810-10) did not change your prior conclusions that student loan SPEs should not be consolidated. Please provide your accounting analysis supporting why you do not believe that you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to these entities and b) the powers to direct the activities that most significantly impact the economic performance of these entities that would together provide a controlling financial interest in these entities for the assets not consolidated.

Response

In March 2006, the Company securitized $750 million of government-backed student loans through a qualifying SPE (the “Trust”) by issuing $765 million of LIBOR-based Notes. The difference between the loans purchased and amount of funds raised through the issuance of Notes was used primarily to fund various reserve accounts such as the capitalized interest account and the add-on loan account, as well as pay for the costs of issuance. Upon transfer, the Company retained a residual interest in the Trust in the form of a credit-enhancing interest-only strip. As of March 31, 2010 and December 31, 2009, the fair value and carrying value of the residual interest was approximately $20 million. The $750 million of securitized loans were comprised of approximately $600 million in loans that had been originated under the Federal Family Education Loan Program (“FFELP”) and $150 million of loans that had been originated under the Health Education Assistance Loans (“HEAL”) program. None of the loans in the Trust are private student loans. Loans originated under and serviced in accordance with both the FFELP and HEAL programs are guaranteed by American Education Services (“AES”) to 98% of the lender’s losses on both unpaid principal and interest. Only government approved lenders and servicers are able to originate and service loans under these programs and only under the conditions dictated by the government agencies. In order to obtain the guarantee and ultimately be reimbursed for any losses, the Master Servicer and the Subservicer must exercise proper due diligence in all activities in accordance with the Common Manual or the Public Health Service Act, collectively, the “Servicing Guidelines”. The origination and servicing guidelines are established and controlled by the Department of Education (FFELP loans) and the U.S. Department of Health and Human Services (HEAL loans). The Company is the Master Servicer and the Pennsylvania Higher Education Assistance Agency, which does business nationally as AES, is the Subservicer of the loans.

David Irving

Securities and Exchange Commission

May 5, 2010

Analysis of power

When analyzing the Trust in accordance with ASC 810-10, the Company considered the design of the Trust, including decisions made at the time of loan origination, the primary purposes for which the Trust was created, and the principal risks to which the variable interest holders in the Trust are exposed. The principal economic risks to which the variable interest holders in the Trust are exposed, which are relevant to the power analysis, include (1) credit risk related to the unguaranteed portion of the loans or the loss of the guarantee, (2) basis risk in the form of the difference between the three-month Treasury to LIBOR spread and the three-month commercial paper to LIBOR spread created by the basis differences between the assets and liabilities of the Trust, and (3) prepayment risk. Because of the requirement by this government program for the Company to comply with the Servicing Guidelines, the Company, as Master Servicer, has limited discretion regarding its servicing responsibilities that could significantly affect the Trust’s economic performance. The following is a discussion on each source of economic risk to which the Trust is exposed.

Credit risk

Credit risk related to the unguaranteed portion of the loans or the loss of the guarantee is managed by following the prescribed Servicing Guidelines. At origination, the FFELP and HEAL loans are originated in accordance with standards set forth by the Department of Education or the U.S. Department of Health and Human Services. Only loans originated in accordance with the government agencies’ conditions are eligible for the guarantee. As previously mentioned, the subsequent servicing of the loans is also prescribed in the Servicing Guidelines and, thus, the servicer does not have the power to make decisions that significantly impact the economic performance of the Trust. For example, if, as a result of the Company’s willful misconduct or gross negligence as Master Servicer, the government guarantee is denied, then the Company must make the Trust whole. Therefore, the prescribed Servicing Guidelines act as a significant constraint with respect to any discretion that the servicer has over the actions that may be taken in conjunction with servicing the loans.

While the Company must comply with the Servicing Guidelines as established by the government, there are limited situations in which a servicer may exercise some discretion in permitting forbearance, but only to assist a borrower in fulfilling the repayment obligation or to help prevent default. Forbearance does not allow a servicer to change the significant terms of the loan and forbearance is permitted for only a period of one year. When providing forbearance to the borrower, the interest rate and maturity date on the loan remains unchanged and the loan continues to accrue interest. The Company does not believe that exercising a small amount of discretion in permitting forbearance, within the parameters of the Servicing Guidelines, has more than an inconsequential impact on the performance of the Trust.

David Irving

Securities and Exchange Commission

May 5, 2010

Basis risk and prepayment risk

While the Company believes that both basis risk between the assets and liabilities of the Trust and prepayment risk may have a significant impact on the economic performance of the entity, no variable interest holder has the power to direct any activities related to these risks. The Trust agreements do not permit trading within the Trust or any other mechanism to manage interest rate risk. Further, no variable interest holder has the power to cause a borrower to prepay their loan.

Design of the entity

Consideration of the Company’s involvement in the design of the Trust is important in the evaluation of power, as there are no ongoing activities that are controlled by the Company that could significantly affect the economic performance of the Trust. While the design of the entity is directly related to our economic exposure in returns and losses of the Trust, the Company concluded that its involvement did not constitute power, and the design of the Trust was primarily done to ensure that it could function within the Servicing Guidelines established by the government and maintain the 98% guarantee on the loans.

The guidance in ASC 810-10-25-38F notes that involvement in design alone does not establish that enterprise with the power to direct the activities that most significantly impact the economic performance of an entity. The Trust may only own loans that have been originated in accordance with the FFELP and HEAL standards and, therefore, are eligible for the government guarantee, which is embedded in the loans from the time of origination. The investors in the issued liabilities of the vehicle purchased those liabilities with the knowledge that the underlying collateral was 98% guaranteed and that the Servicing Guidelines provided for all servicing decisions to be made to ensure that such government guarantee remained in place. As such, that guarantee economically compels the Company to demonstrate proper due diligence and adhere to the strict Servicing Guidelines in order to obtain and maintain the third party guarantee and allow the Company to continue to participate in the program as an approved lender and/or servicer. These Servicing Guidelines cannot be modified simply upon transfer of the loans into a securitization vehicle such as the Trust. Because our involvement in the design of the Trust was limited to ensuring that the standards of the government would be satisfied, along with appropriately sizing and pricing the capital structure of the Trust to meet market conditions, our involvement did not provide us with an opportunity or incentive to establish arrangements that resulted in the Company having the power to direct the activities that most significantly impact the Trust’s economic performance.

As part of our consideration of the activities or arrangements that could have a significant impact on the economic performance of the Trust, we reviewed the Risk Factors present in the Offering Memorandum of the Notes. The Risk Factors that have the most potential to significantly impact the economic performance of the Trust are those that would result from governmental actions. These factors would include changes to the Higher Education Act or the Public Health Service Act, amendments to the contracts between the Secretary of Education and the guarantee agencies and certain other events (i.e., natural disasters), for which payment relief or forbearance would be granted to the lenders. Each potential event is an ongoing event that is not associated with the design of the Trust and outside the control of the Company.

David Irving

Securities and Exchange Commission

May 5, 2010

Based on the above analyses, we do not believe that the Company meets the conditions set forth in ASC 810-10-25-38A(a), as the Company had limited, if any, influence over the design of the structure and does not have the power to direct any significant activities regarding the performance of the loans, either at inception of the Trust or on an ongoing basis.

Analysis of economics

AES, as the government guarantor, and the Company, as the sole holder of the residual interest, are the parties with the most significant exposure to changes in the Trust’s economic performance. The guarantor is exposed to 98% of the credit losses. The Company’s residual interest exposes it to the remaining 2% of credit losses and the basis difference between the interest rates on the loans and the interest rates on the notes. The Company receives master servicing fees that are also considered variable interests based on the criteria in ASC 810-10-55-37, as amended by ASU 2009-17. These variable interests absorb losses and receive benefits from the Trust that could potentially be significant to the Trust; therefore, the Company meets the conditions in ASC 810-10-25-38A(b).

Because both of the conditions in ASC 810-10-25-38A are not met, we concluded that we were not the primary beneficiary of the Trust.

Comment 16	As a related matter, please tell us whether you have used similar logic in not consolidating certain other structures upon the adoption of FAS 167.

Response

Upon issuance of ASU 2009-17, we evaluated each variable interest entity under the amended accounting guidance. A discussion of the significant structures in which the Company holds a variable interest is included in Note 11, “Certain Transfers of Financial Assets, Mortgage Servicing Rights and Variable Interest Entities”, in our Form 10-K for the year ended December 31, 2009, and in Note 6, “Certain Transfers of Financial Assets, Mortgage Servicing Rights and Variable Interest Entities”, in our Form 10-Q for the quarter ended March 31, 2010.

The non-consolidation fact pattern in Comment 14 is one where the Company determined that it did not have the obligation to absorb losses and the right to receive benefits from the VIEs that could potentially be significant to the VIEs, even though the Company has the power to direct the activities of the VIEs that most significantly impact their economic performance. The Company’s basis for concluding it was not exposed to losses and benefits that could be potentially significant was due to an evaluation of all facts and circumstances around its potential economics, as discussed herein. Accordingly, we concluded that we did not meet the conditions set forth in ASC 810-10-25-38A, except for the one CLO structure that we determined should be consolidated. That one CLO is consolidated because the Company is exposed to losses and benefits that could be significant. Otherwise, as it relates to our other VIE structures, the fact pattern present in Comment 14 is unique to those CLO entities and, thus, the logic used to evaluate those structures was not applicable to other structures.

David Irving

Securities and Exchange Commission

May 5, 2010

The non-consolidation fact pattern in Comment 15 is one where the Company determined that it did not have power to direct the activities of the VIE that most significantly impact the VIE’s economic performance, even though the Company has variable interests that could be potentially significant to the VIE. The Company’s primary basis for its conclusion is based on the design of the VIE and the fact that any activities, which are performed by the Company, are activities which are prescribed by the origination and servicing agreements in order to secure the government guarantee of the loan, which were activities over which the Company had no control. Accordingly, we concluded that we did not meet the conditions set forth in ASC 810-10-25-38A. These facts and circumstances present in Comment 15 are unique to the student loan structure and, thus, the logic used to evaluate that structure is not applicable to other structures.

Note 21 – Contingencies, page 150

Comment 17

We note your disclosure regarding the numerous claims to which the Company is exposed and the various reasons for your inability to provide a meaningful estimate of the range of loss for these claims in the aggregate or by individual claim. Please tell us and revise your future filings to describe each material litigation matter and to disclose, for each matter:

(i)	the possible loss or range of loss; or

(ii)	a statement that an estimate of the loss cannot be made.

In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450 (formerly SFAS 5) ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Further, your disclosure indicates that you have amounts currently accrued, however, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the first quarter Form 10-Q to include all of disclosures required by paragraphs 3-5 of ASC 450-20-50.

Response

We recognize that the Company is party to numerous claims and lawsuits arising in the course of its normal business activities; however, in the opinion of management, we do not believe any of these matters, individually or in the aggregate, represent a material litigation matter in light of the current facts and circumstances and applicable legal theory. Nonetheless, we have provided below the expanded disclosure included in our first quarter Form 10-Q, Note 14 “Contingencies” that discusses the nature of certain contingencies.

David Irving

Securities and Exchange Commission

May 5, 2010

Litigation and Regulatory Matters

The Company and its subsidiaries are parties to numerous claims and lawsuits arising in the course of their normal business activities, some of which involve claims for substantial amounts. The Company’s experience has shown that the damages often alleged by plaintiffs or claimants are overstated, unsubstantiated by legal theory, unsupported by the facts, and/or bear no relation to the ultimate award that a court might grant. Because of these factors, the Company typically cannot provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. On a case-by-case basis, however, reserves are established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. In no cases are those accrual amounts material to the financial condition of the Company. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved. It is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not have a material impact to the Company’s financial condition or results of operations. The following is a description of the nature of certain litigation and regulatory matters.

Auction Rate Securities Investigations and Claims

FINRA Auction Rate Securities Investigation

In September 2008, STRH and STIS entered into an “agreement in principle” with FINRA related to the sales and brokering of ARS by STRH and STIS. This agreement was non-binding and subject to the negotiation of a final settlement. At this time there is no final settlement with FINRA, and FINRA has resumed its investigation. Notwithstanding that fact, the Company announced in November 2008 that it would move forward with ARS purchases from essentially the same categories of investors who would have been covered by the original agreement with FINRA. Additionally, the Company has elected to purchase ARS from certain other investors not addressed by the agreement. As of March 31, 2010, the Company has already purchased approximately $573 million of ARS and is expected to purchase approximately $69 million in additional ARS. As of March 31, 2010, the Company has repurchased approximately 89% of the securities it intended to purchase. The fair value of ARS purchased pursuant to the pending settlement, net of redemptions and calls, is approximately $171 million and $176 million in trading securities and $171 million and $156 million in securities AFS, at December 31, 2009, respectively. The Company has reserved for the remaining probable loss that could be reasonably estimated to be approximately $24 million and $33 million at March 31, 2010 and December 31, 2009, respectively. The remaining loss amount represents the difference between the par amount and the estimated fair value of the remaining ARS that the Company believes it will likely purchase from investors. This amount may change by the movement in fair market value of the underlying investment and therefore, can be impacted by changes in the performance of the underlying obligor or collateral as well as general market conditions. The total gain relating to the ARS agreements recognized during the three months ended March 31, 2010 and 2009, was approximately $8 million and $4 million, respectively. These amounts are comprised of trading gains or losses on probable future purchases, trading losses on ARS classified as trading securities that were purchased from investors and, securities gains on calls and redemptions of securities AFS that were purchased from investors. Due to the pass-through nature of these security purchases, the economic loss has been included in the Corporate Other and Treasury segment.

David Irving

Securities and Exchange Commission

May 5, 2010

In re LandAmerica Financial Group, Inc. et al.

Two putative class action lawsuits have been filed against the Company by former customers of LandAmerica 1031 Exchange Services, Inc, (“LES”), a subsidiary of LandAmerica Financial Group, Inc. (“LFG”). The first of these actions, Arthur et al. v. SunTrust Banks, Inc. et al., was filed on January 14, 2009 in the United States District Court for the Southern District of California. The second of these cases, Terry et al. v. SunTrust Banks, Inc. et al., was filed on February 2, 2009 in the Court of Common Pleas, Tenth Judicial Circuit, County of Anderson, South Carolina, and subsequently removed to the United States District Court for the District of South Carolina. On June 12, 2009, the MDL Panel issued a transfer order designating the United States District Court for the District of South Carolina, Anderson Division, as MDL Court for IRS Section 1031 Tax Deferred Exchange Litigation (MDL 2054). Plaintiffs’ allegations in these cases are that LES and certain of its officers caused them to suffer damages in connection with potential 1031 exchange transactions that were pending at the time that LES filed for bankruptcy. Essentially, Plaintiffs’ core allegation is that their damages are the result of breaches of fiduciary and other duties owed to them by LES and others, and fraud and other improper acts committed by LES and certain of its officers, and that the Company is partially or entirely responsible for such damages because it knew or should have known about the alleged wrongdoing and failed to take appropriate steps to stop the same. The Company believes that the allegations and claims made against it in these actions are both factually and legally unsupported, and has filed a motion to dismiss all claims.

In addition, the Company has been made aware that the bankruptcy trustee representing the estates of LFG and LES currently is investigating whether to bring claims against STRH and other entities related to the purchase of auction rate securities by LES through STRH. The total par amount of auction rate securities bought through STRH and held by LES at the time of the collapse of the auction rate market in February 2008 was approximately $152 million. At this time, no legal action has been filed by the trustee. The underlying bankruptcy proceeding is pending in the United States Bankruptcy Court for the Eastern District of Virginia.

Other ARS Claims

Since April 2008, several arbitrations and individual lawsuits have been filed against STRH and STIS by parties who purchased ARS through the firms. Broadly stated, these complaints allege that STRH and STIS made misrepresentations about the nature of these securities and engaged in conduct designed to mask some of the liquidity risk associated with them. They also allege that STRH and STIS were aware of the risks and problems associated with these securities, and took steps in advance of the wave of auction failures to remove these securities from their own holdings. The claimants in these actions are seeking to recover the par value of the auction rate securities in question as well as compensatory and punitive damages in unspecified amounts.

Only one putative class action lawsuit relating to auction rate securities has been filed against the Company or its subsidiaries, Martin Zisholtz v. SunTrust Banks, Inc. and SunTrust Robinson Humphrey, Inc. This case was filed in the U.S. District Court for the Northern District of Georgia, and recently was dismissed with prejudice on the Company’s motion.

David Irving

Securities and Exchange Commission

May 5, 2010

Data Treasury Corporation v. Wells Fargo & Company et al.

This lawsuit was filed by Data Treasury Corporation (“Data Treasury”) against 56 defendants, including SunTrust Bank and SunTrust Banks, Inc., on February 24, 2006 in the United States District Court for the Eastern District of Texas, Marshall Division. In the lawsuit, Data Treasury contends that the defendants infringed on some or all of six patents generally related to check imaging and check clearing processes. The group of defendants consists of various banks, financial processors, hardware and software vendors, and other service providers operating in the check processing industry. Data Treasury has asserted only two patents against the Company. The Company has denied Data Treasury’s allegations and is defending the case vigorously. Based on expert reports submitted by Data Treasury, the Company believes that Data Treasury intends to claim damages against it at trial of approximately $125 million. While numerous defendants have entered into settlements with Data Treasury, only one actually has gone to trial to date. In that case, which involved a defendant substantially larger than the Company, Data Treasury obtained a verdict in the amount of approximately $27 million. This verdict is the subject of post-trial motions and likely will be appealed by one or both parties. Pursuant to a phased trial schedule, the Company and several other financial institutions currently are scheduled to go to trial in this matter in October 2010.

Interchange and Related Litigation

Card Association Antitrust Litigation

The Company is a defendant, along with Visa U.S.A. and MasterCard International (the “Card Associations”), as well as several other banks, in one of several antitrust lawsuits challenging the practices of the Card Association (the “Litigation”). For a discussion regarding the Company’s involvement in the Litigation matter, refer to Note 11, “Reinsurance Arrangements and Guarantees – Visa” to the Consolidated Financial Statements.

In re ATM Fee Antitrust Litigation

The Company is a defendant in a number of antitrust actions that have been consolidated in federal court in San Francisco, California under the name In re ATM Fee Antitrust Litigation, Master File No. C04-2676 CR13. In these actions, Plaintiffs, on behalf of a class, assert that Concord EFS and a number of financial institutions have unlawfully fixed the interchange fee for participants in the Star ATM Network. Plaintiffs claim that Defendants’ conduct is illegal under Section 1 of the Sherman Act. Plaintiffs initially asserted the Defendants’ conduct was illegal per se. In August 2007 Concord and the bank defendants filed motions for summary judgment on Plaintiffs’ per se claim. In March 2008, the Court granted the motion on the ground that Defendants’ conduct in setting an interchange fee must be analyzed under the rule of reason. The Court certified this question for interlocutory appeal, and the Court of Appeals for the Ninth Circuit rejected Plaintiffs’ petition for permission to appeal on August 13, 2008. Plaintiffs subsequently filed a Second Amended Complaint in which they asserted a rule of reason claim. This complaint was dismissed by the Court as well, but Plaintiffs were given leave to file another amended complaint. Plaintiffs have since done so, and Defendants’ motion to dismiss this complaint is pending before the Court.

David Irving

Securities and Exchange Commission

May 5, 2010

Overdraft Fee Cases

The Company has been named as a defendant in several putative class actions relating to the manner in which it charges overdraft fees to customers. The first such case, Buffington et al. v. SunTrust Banks, Inc. et al. was filed in Fulton County Superior Court on May 6, 2009. This action was removed to the United States District Court for the Northern District of Georgia, Atlanta Division on June 10, 2009, and was transferred to the United States District Court for the Southern District of Florida for inclusion in Multi-District Litigation Case No. 2036 on December 1, 2009. Plaintiffs assert claims for breach of contract, conversion, unconscionability, and unjust enrichment for alleged injuries they suffered as a result of the Company’s assessment of overdraft charges to their joint checking account, and purport to bring their action on behalf of a putative class of “all SunTrust Bank account holders who incurred an overdraft charge despite their account having a sufficient balance of actual funds to cover all debits that have been submitted to the bank for payment,” as well as “all SunTrust account holders who incurred one or more overdraft charges based on SunTrust Bank’s reordering of charges.” Plaintiffs seek restitution, damages, expenses of litigation, attorneys’ fees, and other relief deemed equitable by the Court. Currently pending before the MDL Court are the Company’s Motion to Compel Arbitration and to Stay Action and SunTrust Bank’s Motion for Judgment on the Pleadings. The second of these cases, Bailey v. SunTrust Bank et al. was filed in the Orleans Parish Civil Court, State of Louisiana, and was removed to the United States District Court for the Eastern District of Louisiana on December 22, 2009. Plaintiff asserts claims for violation of the Louisiana Unfair Trade Practices Act, breach of contract, conversion, abuse of right, unjust enrichment, fraud, redhibitory vice, product liability, breach of obligation, and violation of the Expedited Funds Availability Act and its implementing regulations for alleged injuries he suffered as a result of the Company’s assessment of overdraft charges to his deposit account. Plaintiff purports to bring the class action on behalf of “all SunTrust Bank checking account holders whose indebtedness was accelerated by the collection of unwarranted penalty fees, and for transactions despite their account having a sufficient balance of actual funds to cover the transaction, and for transactions negotiated without proper endorsement.” Plaintiff seeks restitution, damages, expenses of litigation, attorneys’ fees, and other relief deemed equitable by the Court. On January 20, 2010, the matter was conditionally transferred to the United States District Court for the Southern District of Florida for inclusion in Multi-District Litigation Case No. 2036, but on February 26, 2010 that transfer order was vacated by the MDL Panel. On February 18, 2010, Plaintiff filed a Motion for Leave to File Third Amended Individual Complaint and Second Amended Class Complaint, which motion was granted on February 22, 2010. Plaintiff’s Third Amended Complaint alleges claims against the Company for violation of the Louisiana Unfair Trade Practices Act, violation of the Expedited Funds Availability Act and its implementing regulations, and “fault.” Plaintiff alleges that his injuries arise from illegal conduct associated with his purchase and electronic payment for an Apple computer and the assessment of certain overdraft charges to his deposit account. Plaintiff’s Third Amended Complaint adds Apple, Inc. and the Federal Reserve Bank of Atlanta as Defendants. The Third Amended Complaint purports to bring the class action on behalf of two separate classes: (1) all Apple customers who made a purchase through an Apple Symbol at an Apple Retail Store, and were subjected without warning or notification by Apple to an Apple pre-authorization requirement; and (2) all SunTrust customers who were charged an overdraft fee when their SunTrust checking accounts were not overdrawn. Plaintiff seeks injunctive relief, restitution, disgorgement of ill-gotten gains, actual damages, punitive and exemplary damages, pre-judgment interest, attorney’s fees and costs, and other relief deemed equitable by the Court. The Court granted the Company’s motion to compel arbitration on February 24, 2010 and the Company’s motion to compel arbitration remains pending.

David Irving

Securities and Exchange Commission

May 5, 2010

In Re SunTrust Banks, Inc. ERISA Litigation

This is a consolidated putative class action case filed by participants in the SunTrust Banks, Inc. 401(k) Plan (“Plan”) concerning the performance of certain investment options available under the Plan. In particular, the consolidated complaint alleges that the Company’s publicly traded stock was an imprudent investment option that should not have been offered by the Plan because of the Company’s alleged exposure to losses related to subprime mortgages. The complaint names the Company, members of the Company’s Board of Directors, the Company’s Benefits Plan Committee, and other members of the Company’s management as defendants, and contends that these defendants breached their fiduciary duties under the Employee Retirement Income security Act of 1974, as amended (ERISA) by offering the Company’s common stock as an investment option in the Plan. The complaint does not quantify the alleged damages that the plaintiffs seek. On December 10, 2009, the Company and the other defendants moved to dismiss the complaint in its entirety. The case is pending in the United States District Court for the Northern District of Georgia, Atlanta Division.

Krinsk v. SunTrust Bank

This is a lender liability action in which the borrower claims that the Company has taken actions in violation of her home equity line of credit agreement and in violation of the Truth in Lending Act (“TILA”). Plaintiff filed this action in the United States District Court for the Middle District of Florida as a putative class action, and is currently attempting to have the class certified. The Court dismissed Plaintiff’s first complaint, and she subsequently filed an Amended Complaint asserting breach of contract, breach of implied covenant of good faith and fair dealing, and violation of TILA. Plaintiff’s motion for class certification was due on March 11, 2010. The Company filed its Answer to the Complaint and has opposed class certification.

Lehman Brothers Holdings, Inc. Litigation

Beginning in October 2008, STRH, along with other underwriters and individuals, were named as defendants in several putative class action complaints filed in the U.S. District Court for the Southern District of New York and state and federal courts in Arkansas, California, Texas and Washington. Plaintiffs allege violations of Sections 11 and 12 of the Securities Act of 1933 for allegedly false and misleading disclosures in connection with various debt and preferred stock offerings of Lehman Brothers Holdings, Inc. and seek unspecified damages. All cases have now been transferred for coordination to the multi-district litigation captioned In re Lehman Brothers Equity/Debt Securities Litigation pending in the U.S. District Court for the Southern District of New York.

SunTrust Securities Class Action Litigation

Beginning in May 2009, the Company, STRH, SunTrust Capital IX and officers and directors of the Company and others were named in three putative class actions arising out of the offer and sale of approximately $690 million of SunTrust Capital IX 7.875% Trust Preferred Securities (TRUPs) of SunTrust Banks, Inc. The complaints alleged, among other things, that the relevant registration statement and accompanying prospectus misrepresented or omitted material facts regarding the Company’s allowance for loan and lease loss reserves, the Company’s capital position and its internal risk controls. Plaintiffs seek to recover alleged losses in connection with their investment in the TRUPs or to rescind their purchases of the TRUPs. These cases were consolidated under the caption Belmont Holdings Corp., et al., v. SunTrust Banks, Inc., et al., in the U.S. District Court for the Northern District of Georgia, Atlanta Division, and on November 30, 2009, a consolidated amended complaint was filed. On January 29, 2010, defendants filed a motion to dismiss the consolidated amended complaint.

David Irving

Securities and Exchange Commission

May 5, 2010

The Company and several of its executive officers are named as defendants in putative class action securities litigation pending in the U.S. District Court for the Northern District of Georgia, Atlanta Division. These cases were consolidated under the caption Waterford Township General Employees Retirement System v. SunTrust Banks, Inc. et al. As lead plaintiff, the Waterford Township General Employees Retirement System (“Waterford”) filed the Lead Plaintiff’s First Amended Class Action Complaint on December 23, 2009. The plaintiffs assert claims on behalf of a class of persons and entities that purchased or acquired the Company’s stock during the period July 22, 2008 through January 21, 2009, and allege that the defendants engaged in a fraudulent scheme to understate the Company’s allowance for loan and lease loss reserves, its provision for loan losses, and the amount of charge-offs related to its loans. They further allege that the defendants made materially false and misleading statements regarding, among other things, the ALLL, its provision for loan losses, and the amount of charge-offs related to its loans. Waterford seeks certification of the class and an unspecified amount of compensatory damages and costs and expenses, including attorneys’ fees. Defendants’ motion to dismiss the Amended Complaint was filed in February 2010; Waterford’s opposition to the motion to dismiss was due on April 26, 2010; and the defendants’ reply is due on May 26, 2010. The Company intends to vigorously defend the claims asserted against it.

Riverside National Bank of Florida v. The McGraw-Hill Companies, Inc. et al.

On August 6, 2009, Riverside National Bank of Florida filed a complaint in the Supreme Court of the State of New York, County of Kings, against STRH, along with several other broker-dealers, portfolio managers, rating agencies and others. On November 13, 2009, the plaintiffs filed a second amended complaint entitled Riverside National Bank of Florida v. The McGraw-Hill Companies, Inc. et al. The complaint alleges claims for common law fraud, negligent misrepresentation, breach of contract and other state law claims relating to the sale of CDOs, backed by trust preferred securities. The complaint alleges that the offering materials for the CDOs were misleading, the trust preferred securities underlying the CDOs were not sufficiently diversified, and the CDOs had inflated and erroneous ratings. As to STRH, the complaint seeks damages in connection with a $7 million senior CDO security that was acquired by Riverside. The complaint alleges that the security has lost over $5 million in value and seeks aggregate damages from all defendants of over $132 million. Defendants filed a motion to dismiss on December 11, 2009. On April 16, 2010, Riverside National Bank of Florida was closed by the Office of the Comptroller of the Currency and the FDIC was named its receiver. A hearing on the motion to dismiss that had been scheduled for May 12, 2010 has been adjourned in response to the FDIC’s request.

David Irving

Securities and Exchange Commission

May 5, 2010

Colonial BancGroup Securities Litigation

Beginning in July 2009, STRH, certain other underwriters, The Colonial BancGroup, Inc. and certain officers and directors of Colonial BancGroup were named as defendants in a putative class action filed in the U.S. District Court for the Middle District of Alabama, Northern District entitled In re Colonial BancGroup, Inc. Securities Litigation. The complaint was brought by purchasers of certain debt and equity securities of Colonial BancGroup and seeks unspecified damages. Plaintiffs allege violations of Sections 11 and 12 of the Securities Act of 1933 due to allegedly false and misleading disclosures in the relevant registration statement and prospectus relating to Colonial’s goodwill impairment, mortgage underwriting standards and credit quality. On August 28, 2009, The Colonial BancGroup, Inc. filed for bankruptcy. On September 28, 2009, the defendants filed a motion to dismiss.

In connection with our response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (404) 813-1281 or Tom Panther at (404) 588-8585 with any questions concerning our responses to the Staff’s comments.

Very truly yours,

/s/ Mark A. Chancy
Mark A. Chancy
Corporate Executive Vice President and Chief Financial Officer

cc:	Mr. M. Doug Ivester
Audit Committee Chairman
Mr. James M. Wells III
Chairman and Chief Executive Officer
Mr. Raymond D. Fortin
Corporate Executive Vice President and General Counsel
Mr. Thomas E. Panther
Controller and Chief Accounting Officer
Mr. David W. Leeds
Ernst & Young LLP, Coordinating Partner